Goodwin Procter The New York Times Building 620 Eighth Avenue New York, NY 10018
May 31, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance, Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Shane Callaghan Christina Chalk

Re:	Akili, Inc. Schedule 14D-9C Filed May 29, 2024 File No. 005-92647

Ladies and Gentlemen:
This letter is submitted on behalf of Akili, Inc. (the “Company”), in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Schedule 14D-9C filed on May 29, 2024 (the “Schedule 14D-9C”), as set forth in your letter, dated May 30, 2024, addressed to Matthew Franklin, President and Chief Executive Officer of the Company (the “Comment Letter”).
For reference purposes, the Staff’s numbered comment has been reproduced in italicized, bold type, with a response immediately following such comment. Capitalized terms used in this letter but not otherwise defined in this letter have the meanings assigned to them in Schedule 14D-9C.
Schedule 14D-9C
1.
We note your reference to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 in the ‘Forward-looking Statements’ section of the Schedule 14D-9 and each of its exhibits. Note that the safe harbor protections for forward-looking statements contained in U.S. federal securities laws do not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act of 1933 and Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. See also telephone interpretation I.M.2 in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please refrain from making further references to these safe harbor protections for forward-looking statements in any future communications relating to the Offer.

Response to Comment 1:  In response to the Staff’s comment, the Company respectfully confirms that the Company will refrain from making further references to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 or their safe harbor protections for forward-looking statements in any future communications relating to the Offer.
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If you should have any questions concerning the enclosed matters, please contact the undersigned at (212) 459-7238 or by email at sashfaq@goodwinlaw.com.

Very truly yours,
/s/ Sarah Ashfaq
Sarah Ashfaq
Enclosures:
cc:	Matthew Franklin, President and Chief Executive Officer Jacqueline Studer, Chief Legal Officer Tevia Pollard, Goodwin Procter LLP